

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 6, 2006

Mr. Xue Lian Bian
Linkwell Corporation
c/o James M. Schneider, Esq.
Schneider Weinberger & Beilly LLP
2200 Corporate Blvd, NW, Suite 210
Boca Raton, FL 33431

Re: Linkwell Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed on August 10, 2006
File No. 333-131666

Dear Mr. Bian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM SB-2/A#2 FILED AUGUST 10, 2006</u>

<u>General</u>

1.   Please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Registration Statement Cover Page

2.   We note your response to prior comment 2; however, the amount of shares being registered in the table is not the same as disclosed in the first paragraph under Selling Security Holders on page 69. Please reconcile.

3.   Please quantify separately in the footnotes to the table, how many shares are issuable upon conversion of the preferred stock and as payment of dividends. Also quantify how much is being registered as the 175% cushion.

4.   We note your response to prior comment 4. Since you are not registering the convertible securities, please clarify your disclosure in the penultimate paragraph on page ii to indicate that the registration statement does not cover common stock issuable as a result of reclassifications, stock splits, stock dividends or similar events of the preferred stock or warrants, but rather of the common stock.

Management's Discussion and Analysis

Results of Operations, page 18

5.   We note your response to prior comment 8. Please revise the analysis of your interim revenues to quantify the increase in revenues that was attributable to an increase in the volume of products sold versus the increase in revenues that was attributable to an increase in average selling price in a manner similar to the disclosure that you have provided for your annual revenues on page 24. In this regard, we note your discussion of specific products that have had price changes since the previous comparable interim period on page 20; however, you do not appear to have quantified the total impact on revenues of changes in average selling price and volume sold.

Liquidity and Capital Resources, page 27

6.   We note your response to prior comment 10. Please revise the analysis of your interim period to explain why the average turn on accounts receivable from non-related third parties increased substantially during the interim period. Please tell us how you calculated "average turn" and tell us the total amount of outstanding accounts receivable at March 31, 2006 (both related and non-related) that have been collected. In addition, please provide us a comprehensive explanation of the "sales incentives" you offer on new products. Please tell us if and how offering longer payment terms for new products impacted your revenue recognition policy. If it didn't, please help us to understand how your policy complies with SAB 104.

Certain Relationships and Related Transactions, page 61

7.   We note your response to prior comment 11. We also note your disclosures on page 63 that you pay Shanghai Shanhai Group a fixed return of $9,375 annually and that you record this payment as rental expense. Please reconcile these disclosures. Please help us understand the material terms of this agreement and your accounting and please explain how you determine the amount you allocate to the minority interest.

Financial Statements for the Period Ended March 31, 2006

Consolidated Statements of Operations, page F-3

8.   We note your response to prior comments 22 and 23. Given your statement that the dividends on your cumulative preferred stock are undeclared, it is unclear to us why you have recorded a liability for these dividends or recorded them as a reduction to equity. In this regard, our prior comments merely requested disclosure of the dividends in arrears and calculation of earnings per share in accordance with SFAS 128. Please advise or revise.

Note 1 – Organization and Summary of Significant Accounting Policies – Income (Loss) per Common Share, page F-8

9.   We note your response to prior comment 34 and your changes to the number of weighted average common shares outstanding on the face of your statement of operations. Please revise your earnings per share footnote to clarify, if true, that your preferred stock is a participating security under SFAS 128 and EITF 03-6 and that you are calculating basic earnings per share using the if-converted method because you have determined that the if-converted method is not less dilutive than the two-class method. Please clarify why you did not make a similar revision to your 2005 earnings per share in your December 31, 2005 financial statements, which we assume is because use of the if-converted method would be dilutive.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statements for the Period Ended June 30, 2006

Consolidated Statements of Operations, page 4

10.   We note the expense you recorded for your registration rights penalty and your explanation for this penalty on page 30. We have the following comments:

*   It is not clear if the registration rights penalty recorded in your financial statements relates to the increase in the dividend rate on your Series B Cumulative Convertible

Preferred Stock from 6% to 20% because the Form S-1 was not declared effective by May 27, 2006 or to another penalty provision. Please revise your discussion of this registration rights penalty in your footnotes to clarify this matter.

- We note that you recorded registration rights penalty expenses in the year ended December 31, 2005 and the three months ended June 30, 2006, but you did not record them in the three months ended March 31, 2006. Please tell us how you determined no expense was needed in the three months ended March 31, 2006.

- We note your response to comment 24 from our previous comment letter dated June 7, 2006. Based on your response, it appear that prior to triggering this penalty, you were estimating the fair value of the penalty as the present value of the aggregate potential maximum penalty discounted at a rate of 10%, multiplied by a probability of 10% that you would incur the maximum penalty. Now that you have triggered this penalty, please tell us how you are currently calculating the liability for this penalty.

Note 4 – Other Asset, page 13

11.   Please tell us, and revise your disclosure to clarify, whether you and the Association have created a separate legal entity through which you will run your job training programs, and if so, please disclose the name of the entity, your voting rights in this entity, and how you are accounting for your investment in this entity (e.g. the equity method). In this regard, we note your reference to a joint venture. If you have not created a separate legal entity to run your job training programs, please help us to understand how you determined that it was appropriate to classify your payment to JinMeiHua as a long-term asset and reflect it in your cash flows from investing activities.

Item 3 – Controls and Procedures, page 35

12.   We note your response to prior comments 33 and 35. Please also apply these comments to your June 30, 2006 Form 10-QSB, and amend this filing to clearly conclude whether your disclosure controls and procedures were "effective" or "ineffective." Additionally, please confirm to us that you will revise your disclosure in future Exchange Act filings to comply with our comments on this issue.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson at (202) 551-3737 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Blvd, NW, Suite 210
        Boca Raton, FL 33431